VITAS GROUP, INC.

ITALIA #32-81 Y MARIANA DE JESUS

QUITO, EC 170102 ECUADOR

Tel. 011-59302-6000404

Email: vitasgroup@gmail.com

October 12, 2011

VIA EDGAR

Mr. Max A. Webb

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Vitas Group, Inc.

       Amendment No.2 to

       Registration Statement on Form S-1

       Filed September 28, 2011

       File No. 333-175590

Dear Mr. Webb:

Further to your letter dated October 12, 2011, concerning the deficiencies in our Amendment No.2 to registration statement on Form S-1 filed on September 28, 2011, we provide the following responses:

Prospectus Summary, page 5

1. Please revise the first paragraph to disclose your cash on hand as of the most recent practicable date. We note that you had $92 in cash on hand as of August 31, 2011.

Response: In response to this comment, the company has revised the first paragraph to disclose our cash on hand as of the most recent practicable date:

We are a development stage company. We were incorporated on May 13, 2011, under the laws of the State of Nevada, and intend to commence operations in the business of placing and operating coin operated boxing machines in Ecuador. We are a company without revenues and have limited operations; we have minimal assets and have incurred losses since inception. Our financial statements for the period from May 13, 2011 (date of inception) to August 31, 2011, report no revenues and a net loss of $3,408. As of August 31, 2011 we had $92 in cash on hands. Our independent registered public accountant has issued an audit opinion for Vitas Group, Inc. which includes a statement expressing substantial doubt as to our ability to continue as a going concern. To date, the only operations we have engaged in are the development of a business plan and the execution of a Sales Contract with “Punchline Brazil”, a private Brazilian company on June 8, 2011. We intend to use the net proceeds from this offering to develop our business operations (See “Description of Business” and “Use of Proceeds”). Being a development stage company, we have very limited operating history.

Profit Sharing Arrangements, page 26

2. We note your response to prior comment 17 and reissue. With a view to revised disclosure, please explain to us in greater detail how you derived the revenue estimates that you disclose on page 26. Tell us the sources of your market data, what countries comprised your sample, and briefly discuss how these other markets are or are not comparable to the Quito, Ecuador market.

Response: Our supplier, “Punchline Brazil” is an official Brazilian distributor of Punchline Company, a big company producing Boxing Machines with headquarters in Canada. Punchline Company has over 30 distributors worldwide and local warehouses in USA, Canada, France, Ukraine, Russia and Brazil. Moreover, Punchline Company places its machines by themselves in many countries. Punchline Company has provided us with market data, which was confirmed by our research through personal contacts in the industry. There is no big difference in revenue depending on countries, although in highly developed countries such as USA and Canada revenue is higher. The revenue mostly depends on competition and the venues in which the machines are located. Competition is high in countries such as UK and Poland as Boxing Machines were introduced to the market many years ego, therefore average revenue is less than in countries where these machines are new for the market. One Boxing Machine can generate up to $10,000 per month in good location. We expect that our machines will generate at least $500-$800 per month. This is a minimum what one machine generates in similar market in Spain, Brazil, Russia or Ukraine where the machines have been recently introduced to the market. The average revenue is $500-$2,000 in these countries. If revenue falls below $500 a month, the machine should be moved to different location.

Other

3. Please provide a currently dated consent from the independent registered public accounting firm in the next amendment.

Response: In response to this comment, the company has filed a currently dated consent from the independent registered public accounting firm with Amendment No.3 to registration statement on Form S-1.

Please direct any further comments or questions you may have to us at vitasgroup@gmail.com or to the company's legal counsel Mr. Luis Carrillo at:

Carrillo Huettel, LLP

3033 Fifth Ave. Suite 400

San Diego, CA 92103

TEL: 619.546.6100

FAX: 619.546.6060

Thank you.

Sincerely,

/S/ Irina Tchernikova

Irina Tchernikova, President

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